UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH Inservice Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		163,233,060[1] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to such shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		163,233,060[1] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to such shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

163,233,060 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1Including (i) 151,600,000 ordinary shares of the issuer, and (ii) 11,633,060 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 2 of 8 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		163,233,060[2] ordinary shares. Each of CDH Inservice Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole voting power with respect to such shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		163,233,060[2] ordinary shares. Each of CDH Inservice Limited and CDH China Growth Capital Holdings Company Limited may also be deemed to have sole dispositive power with respect to such shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

163,233,060 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 Including (i) 151,600,000 ordinary shares of the issuer, and (ii) 11,633,060 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 3 of 8 Pages

CUSIP No.	G2352K 108

1	NAMES OF REPORTING PERSONS CDH China Growth Capital Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		163,233,060[3] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH Inservice Limited may also be deemed to have sole voting power with respect to such shares.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		163,233,060[3] ordinary shares. Each of CDH China Growth Capital Fund II, L.P. and CDH Inservice Limited may also be deemed to have sole dispositive power with respect to such shares.

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

163,233,060 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Including (i) 151,600,000 ordinary shares of the issuer, and (ii) 11,633,060 ordinary shares of the issuer in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer.

Page 4 of 8 Pages

CUSIP No.	G2352K 108

Item 1(a).	Name of Issuer: CNinsure Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 9/F, Yinhai Building No. 299 Yanjiang Zhong Road Guangzhou, Guangdong 510110 People’s Republic of China

Item 2(a).	Name of Person Filing: CDH Inservice Limited CDH China Growth Capital Fund II, L.P. CDH China Growth Capital Holdings Company Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence: For all reporting persons herein: c/o CDH Investment Advisory Private Limited One Temasek Avenue #18-02, Millenia Tower Singapore 039192

Item 2(c).	Citizenship: CDH Inservice Limited — British Virgin Islands CDH China Growth Capital Fund II, L.P. — Cayman Islands CDH China Growth Capital Holdings Company Limited — Cayman Islands

Item 2(d).	Title of Class of Securities: Ordinary Shares

Item 2(e).	CUSIP Number: G2352K 108

Item 3.	Not Applicable

Page 5 of 8 Pages

CUSIP No.	G2352K 108

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2009:

					Sole power to	Shared power to
				Shared power to	dispose or to	dispose or to
	Amount beneficially		Sole power to vote	vote or to direct	direct the	direct the
Reporting Person	owned:	Percent of class:	or direct the vote:	the vote:	disposition of:	disposition of:
CDH Inservice Limited	163,233,060	17.9%	163,233,060	0	163,233,060	0

CDH China Growth Capital Fund II, L.P.	163,233,060	17.9%	163,233,060	0	163,233,060	0

CDH China Growth Capital Holdings Company Limited	163,233,060	17.9%	163,233,060	0	163,233,060	0
CDH Inservice Limited is the record owner of 163,233,060 ordinary shares of the issuer, consisting of 151,600,000 ordinary shares and 11,633,060 ordinary shares in the form of American Depositary Shares, each representing 20 ordinary shares of the issuer. CDH China Growth Capital Fund II, L.P. (“CDH Fund II”) owns 100% of the total outstanding shares of CDH Inservice Limited. CDH China Growth Capital Holdings Company Limited (“CDH Growth Capital Holdings”) is the general partner of CDH Fund II and has the power to direct CDH Fund II as to the voting and disposition of shares directly and indirectly held by CDH Fund II.
The investment committee of CDH Growth Capital Holdings comprises Shangzhi Wu, Shuge Jiao and Xinlai Liu. Changes to the investment committee require the approval of the directors of CDH Growth Capital Holdings. The directors of CDH Growth Capital Holdings are nominated by the principal shareholders of CDH Growth Capital Holdings, being (i) an affiliate of Capital Z Partners, (ii) an affiliate of the Government of Singapore Investment Corporation, and (iii) China Diamond Holdings II, L.P., a British Virgin Islands limited partnership controlled by senior members of the CDH Fund II investment team. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Shangzhi Wu, Shuge Jiao and Xinlai Liu may be deemed to share beneficial ownership of the ordinary shares held by CDH Inservice Limited. Such persons disclaim such beneficial ownership.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Page 6 of 8 Pages

CUSIP No.	G2352K 108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

Item 10.	Certification: Not applicable

Page 7 of 8 Pages

CUSIP No.	G2352K 108
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 3, 2010

CDH Inservice Limited	By:	/s/ Wu Shangzhi
		Name:	Wu Shangzhi
		Title:	Director

CDH China Growth Capital Fund II, L.P.	By: CDH China Growth Capital Holdings Company Limited, its General Partner
	By:	/s/ Wu Shangzhi
		Name:	Wu Shangzhi
		Title:	Director

CDH China Growth Capital Holdings Company Limited	By:	/s/ Wu Shangzhi
		Name:	Wu Shangzhi
		Title:	Director

Page 8 of 8 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement